April 17, 2008

Mr. David Edgar

Staff Accountant

Division of Corporate Finance

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Review of SEC Filings for Edgewater Technology, Inc.
File No. 000-20971

Dear Mr. Edgar;

We are in receipt of your correspondence dated April 8, 2008 and we are currently drafting our response to your comments. We would like, however, to request an extension of time in responding to your comments until May 2, 2008, as the Company is also working diligently to file our Proxy Statement for our upcoming Annual Meeting on June 11, 2008. We appreciate your consideration of this request.

If you have any further questions, please do not hesitate to call me.

Sincerely,

/s/ Kevin R. Rhodes
Kevin R. Rhodes
Chief Financial Officer
Edgewater Technology, Inc.